FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version of a news release issued in Germany by HSBC Trinkaus & Burkhardt AG, an 80.6% indirectly owned subsidiary of HSBC Holdings plc.

22 August 2013
HSBC TRINKAUS & BURKHARDT AG
2013 INTERIM RESULTS
· Net profit of €88.5m, 9.1% higher than for the comparable period in 2012 (first half of 2012: €81.1m1)
· Net interest income of €81.4m down by €7.8m (first half of 2012: €89.2m)
· Net fee income improved by €28.5m to €219.4m compared to prior year levels (first half of 2012: €190.9m)
· Administrative expenses at €242.7m, 10.0% lower than for the first six months of 2012 (first half of 2012: €269.7m1)
· Core tier 1 ratio slightly lower at 12.2% (31 December 2012: 12.9%)

Overview
In a continuing difficult market environment, HSBC Trinkaus & Burkhardt AG ('HSBC Trinkaus' or the 'bank') recorded a solid performance in the first six months of 2013. At €88.5m, net profit was 9.1% higher than for the comparable period in 2012 (€81.1m1). Pre-tax profit increased by €10.8m to €131.9m compared with €121.1m1 in the first half of 2012. The bank benefited particularly from higher net fee income and lower administrative expenses.

HSBC Trinkaus' capital ratio at 30 June 2013 was slightly lower at 15.6% compared with 16.6% at 31 December 2012. This is a result of increased risk weighted assets in line with the growth of the bank's commercial banking business. The core tier 1 capital ratio at 30 June 2013 of 12.2% was also slightly below the 12.9% recorded at 31 December 2012. The bank, which already meets the higher capital requirements under Basel III, has sufficient capital to facilitate further business expansion. HSBC Trinkaus is the HSBC Group's principal subsidiary in Germany and is rated 'AA- (Stable)' by Fitch Ratings.

Financial commentary
Net interest income was down by €7.8m to €89.2m (first half of 2012: €81.4m) as interest income from financial assets fell and lower margins were earned on deposits.

Following a net release of loan impairment and other credit risk provisions of €1.3m in the first half of 2012, a net charge of €5.2m was made for the first six months of 2013. This was due to a net increase of individual assessed impairments of €4.0m and an increase in collectively assessed impairments of €1.2m.

Net fee income improved significantly by €28.5m to €219.4m compared to the comparable period in 2012 (first half of 2012: €190.9m). The bank benefited from a growth of €7.1m, to €124.3m, in fee income from securities business (first half of 2012: €117.2m). Furthermore fee income in the lending business was up by €6.9m to €11.6m. This was mainly driven by fees earned from lead arrangements of large syndicated loans through the ongoing focus on the growth strategy for the bank's commercial banking business.

The decrease in trading income of €50.9m to €61.4m (first half of 2012: €112.3m) is primarily due to the non-recurrence of a significant equity trading gain in the prior year and reduced revenues in Treasury, in line with expectations.
Additionally, trading income continues to be impacted by ongoing economic uncertainties.

Administrative expenses fell considerably by €27.0m to €242.7m (first half of 2012: €269.7m1). This was due to the combination of lower variable staff expenses and a reduction in headcount compared with the comparable period in 2012. Cost saving measures launched in 2012 had a positive impact in reducing other administrative expenses during the first six months of 2013. The bank's cost efficiency ratio improved to 63.9% (first half of 2012: 69.2%).

Income from financial assets of €12.2m was €7.6m higher than in the previous year (first half of 2012: €4.6m) due to gains from the disposal of financial assets. Furthermore, 2012 interim results included an impairment of real estate investments.

HSBC Trinkaus' total assets increased by €2.9bn to €23.0bn compared with 31 December 2012. Customer deposits of €13.9bn (31 December 2012: €11.9bn) remain the bank's main source of funding. The bank's financial position remains characterised by strong liquidity.

Outlook
HSBC Trinkaus' medium-term target is to become one of the leading international banks for upper mid-market enterprises ('MMEs') and multinational corporate clients. The commercial banking business will be significantly expanded in the coming years, with activities focussed on the German market. Consistent with this strategy, the bank decided to withdraw from its businesses in Luxembourg. In July, the bank's two wholly-owned Luxembourg subsidiaries sold their private banking activities and private banking-related fund business to members of the Lichtenstein-based VP Bank Group. The provision on sale of the Luxembourg businesses will impact the banks' income statement in the second half of 2013, and will lead to lower revenue.

The recently launched growth initiative of HSBC Trinkaus includes the key aims of a substantial broadening of the customer base, the implementation of new products, and the development of new business segments, especially in relationships with upper mid-market enterprises ('MMEs') and multinational corporate clients.

1
Reported results for 2012 have been restated as a result of the implementation of changes to IAS 19 'Employee Benefits' and the decision of the Federal Labour Court (Bundesarbeitsgericht - BAG) on employee's rights under certain remuneration programmes and the consequential accounting treatment.

Media enquiries to Steffen Pörner on +49 211 910-1664 or at steffen.poerner@hsbctrinkaus.de

Note to editors:
HSBC Trinkaus & Burkhardt AG
HSBC Trinkaus is a commercial bank which draws on its tradition of over 228 years as a trusted advisor to its clients. As one of the country's leading banks, it is also part of the HSBC Group, one of the world's largest banking and financial services organisations. The strength of the bank is its international connectivity. This is characterised by its detailed knowledge of the international markets, mainly the emerging markets, and its global network. Germany is one of the HSBC Group's priority growth markets.

With more than 2,500 employees, HSBC Trinkaus can be found in seven locations in Germany, in addition to the head office in Düsseldorf, and has access to the global network of HSBC. With total assets of €23.0bn and €137.4bn in funds under management and administration, HSBC Trinkaus is the HSBC Group's principal subsidiary in Germany and is rated 'AA- (Stable)' by Fitch Ratings. The bank's central target groups are corporate, institutional, and wealthy private clients. (Figures as at 30 June 2013).

HSBC Trinkaus' press releases can be found on the www.hsbctrinkaus.de homepage under 'Press'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                  Date: 22 August 2013